

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Kristy Trieste
Chief Financial Officer
Motive Capital Corp II
7 World Trade Center
250 Greenwich Street, Floor 47
New York, NY 10007

       Re: Motive Capital Corp II
          Form 10-K for fiscal year ended December 31, 2021
          Filed March 30, 2022
          File No. 001-41127

Dear Kristy Trieste:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction

cc: Evan D'Amico